February 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Ernexa Therapeutics Inc.
Registration Statement on Form S-1 (File No. 333-293150)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Brookline Capital Markets, a division of Arcadia Securities, LLC, acting as placement agent on a “reasonable best efforts” basis, hereby joins Ernexa Therapeutics Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-293150) (the “Registration Statement”) to become effective on Wednesday, February 4, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lucosky Brookman LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned affirms that it is aware of its obligations under the Act as they pertain to the best efforts offering pursuant to the Registration Statement and that it has complied and will continue to comply with, and that it has been informed by any participating underwriters and dealers that they have complied with and will continue to comply with, the applicable requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Brookline Capital Markets, a division of Arcadia Securities, LLC

By:	/s/ Scott A. Katzmann
Name:	Scott A. Katzmann
Title:	Managing Partner